Exhibit 97

COLLEGIUM PHARMACEUTICAL, INC. CLAWBACK POLICY

Effective February 6, 2020

Amended Effective September 22, 2023 (the “Amended Effective Date”)

I.	PURPOSE

The Board of Directors (the “Board”) of Collegium Pharmaceutical, Inc. (the “Company”) believes that it is in the best interest of the Company and its shareholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company’s compensation philosophy. The Board has adopted this clawback policy (as amended, the “Clawback Policy”) which provides for recoupment of certain executive compensation in the event of a Financial Restatement (as defined below) in accordance with rules issued by the United States Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Nasdaq Stock Market LLC (the “Exchange”). Capitalized terms used and not otherwise defined herein shall have the meanings given in Article IV below.

II.	COVERED PERSONS

A “Covered Individual” under this Clawback Policy means (i) each individual who served as an Executive Officer at any time during the performance period applicable to the Incentive Compensation, whether or not still employed by the Company (and regardless of whether such Incentive Compensation was received during or after such person’s service as an Executive Officer) and (ii) such other current or former employees of the Company who may from time to time be deemed subject to this Clawback Policy by the Compensation Committee of the Board (the “Committee”).

III.	RECOVERY

If the Company is required to prepare a Financial Restatement, the Company shall recover reasonably promptly all Erroneously Awarded Compensation from Covered Individuals with respect to such Financial Restatement.

The method of recovery of Erroneously Awarded Compensation will be determined by the Committee and may include (without limitation): (a) recoupment of cash or shares of Company stock;

(b) forfeiture of unvested awards; (c) cancellation of outstanding vested awards; (d) offset of other amounts owed to the Covered Individual; (e) reduction of future compensation; and (f) any other remedial or recovery action permitted by law.

If the Erroneously Awarded Compensation includes shares of Company stock (or derivatives thereof), the Committee may seek to require that the Covered Individual repay to the Company any dividends or dividend equivalents paid with respect to those securities, and any profits realized, directly or indirectly, from the sale or other disposition of those securities.

Notwithstanding anything to the contrary set forth in any agreement with, or the organizational documents of, the Company or any of its subsidiaries, Covered Individuals are not entitled to indemnification for any Erroneously Awarded Compensation or for any losses arising out of or in any way related to Erroneously Awarded Compensation recovered under this Clawback Policy.

This Clawback Policy shall be binding and enforceable against all Covered Individuals and their respective beneficiaries, heirs, executors, administrators or other legal representatives.

The Company may elect not to recover Erroneously Awarded Compensation pursuant to this Clawback Policy if the Committee determines that recovery would be impracticable, and one or more of the following conditions, together with any further requirements set forth in the Applicable Rules, are met: (i) the direct expense paid to a third party, including outside legal counsel, to assist in enforcing this Policy would exceed the amount to be recovered, and the Company has made a reasonable attempt to recover such Erroneously Awarded Compensation; or (ii) recovery would likely cause an otherwise tax- qualified retirement plan to fail to be so qualified under applicable regulations.

IV.	ADDITIONAL DEFINITIONS
1.	“Applicable Period” means the three completed fiscal years immediately preceding the Restatement Date for a Financial Restatement. The Applicable Period will include any transition period resulting from a change in the Company’s fiscal year, if that transition period occurs within or immediately following those three completed years; provided that a transition period of nine to 12 months will be deemed a completed fiscal year.
2.	“Applicable Rules” means any rules or regulations adopted by the Exchange pursuant to Rule 10D-1 under the Exchange Act and any applicable rules or regulations adopted by the SEC pursuant to Section 10D of the Exchange Act.
3.	“Erroneously Awarded Compensation” means, with respect to any Covered Individual, the excess of (i) the Covered Individual’s actual Incentive Compensation over (ii) the Incentive Compensation the Covered Individual otherwise would have earned, became vested in or been granted during the Applicable Period if the Company’s financial statements had reflected the restated amounts in a Financial Restatement. Erroneously Awarded Compensation will be computed without regard to taxes paid. Erroneously Awarded Compensation shall not include any Incentive Compensation received by a Covered Individual prior to a Covered Individual’s service as an Executive Officer. Calculation of Erroneously Awarded Compensation with respect to Incentive Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in a Financial Restatement, shall be based on a reasonable estimate of the effect of the Financial Restatement on the stock price or total shareholder return upon which the Incentive Compensation was received, and the Company shall maintain documentation of the determination of such reasonable estimate and provide such documentation to the Exchange in accordance with the Applicable Rules. Incentive Compensation is deemed received, earned or vested when the Financial Reporting Measure is attained, not when the actual payment, grant or vesting occurs. Incentive Compensation received by a Covered Individual prior to the Amended Effective Date shall be subject to the terms of this Clawback Policy as in effect prior to the Amended Effective Date.
4.	“Executive Officer” means any person who served the Company in any of the following roles: the president, principal financial officer, principal accounting officer (or if there is no such accounting officer the controller), any vice president in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function or any other person who performs similar policy making functions for the Company. Executive officers of parents or subsidiaries of the Company may be deemed executive officers of the Company if they perform such policy making functions for the Company.
5.	“Financial Reporting Measures” mean measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, any measures that are derived wholly or in part from such measures (including, for example, a non-GAAP financial measure), and stock price and total shareholder return.
6.	“Financial Restatement” means a restatement of previously issued financial statements of the Company due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required restatement to correct an error in previously-issued financial statements that is material to the previously- issued financial statements or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period
7.	“Incentive Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment, during the Applicable Period, of any Financial Reporting Measure.
8.	“Restatement Date” means, with respect to a Financial Restatement, the earlier to occur of:

(i) the date the Board concludes, or reasonably should have concluded, that the Company is required to prepare the Financial Restatement or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare the Financial Restatement.

V.	TAX CONSIDERATIONS

To the extent that, pursuant to this Clawback Policy, the Company is entitled to recover any Erroneously Awarded Compensation that is received by a Covered Individual, the gross amount received (i.e., the amount the Covered Individual received, or was entitled to receive, before any deductions for tax withholding or other payments) shall be returned by the Covered Individual.

VI.	ADMINISTRATION

The Committee has the exclusive power and authority to administer this Clawback Policy, including, without limitation, the right and power to interpret this Clawback Policy and to make all determinations deemed necessary or advisable for the administration of this Clawback Policy; provided, however, that the Board shall have exclusive authority to authorize the Company to prepare a Financial Restatement. In doing so, the Board may rely on a recommendation of the Audit Committee of the Board. All actions, interpretations and determinations taken or made by the Committee will be final, conclusive and binding, and any such actions, interpretations and determinations need not be uniform with respect to all Covered Individuals. The Company’s right of recoupment under this Clawback Policy is in addition to any right or remedy otherwise available to the Company, including (without limitation) disciplinary action up to and including termination of employment and the initiation of civil or criminal proceedings; provided that there shall be no duplication of recovery under this Clawback Policy and Section 304 of the Sarbanes- Oxley Act of 2002.

This Clawback Policy shall be interpreted in a manner that is consistent with the Applicable Rules and any other applicable law. The Committee shall take into consideration any applicable interpretations and guidance of the SEC in interpreting this Clawback Policy, including, for example, in determining whether a financial restatement qualifies as a Financial Restatement hereunder. To the extent the Applicable Rules require recovery of Incentive Compensation in additional circumstances besides those specified above, nothing in this Clawback Policy shall be deemed to limit or restrict the right or obligation of the Company to recover Incentive Compensation to the fullest extent required by the Applicable Rules.